



06010689

RECEIVED

2006 FEB -6 P 4:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

February 3, 2006

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs or Madames:

Re: United Grain Growers Limited – File No. 82-34725
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities and Exchange Act of 1934

Please find enclosed the following information furnished pursuant to Rule 12g3-2(b) and the file number noted above.

1. Press Releases of UGG dated:
   - February 3, 2006 - (Press Release – Agricore United Acquires Lloydminster Joint Venture from Saskatchewan Wheat Pool)

Yours very truly,

David J. Carefoot, CA, CBV
Vice President,
Corporate Finance & Investor Relations

PROCESSED
FEB 08 2006

DJC/slh

cc: Tom Kirk, Corporate Secretary
Peter G. M. Cox, CFO

David Carefoot - Vice President, Corporate Finance and Investor Relations
201 Portage Avenue, P.O. Box 6600, Winnipeg, Manitoba Canada R3C 3A7
Bus: (204) 944-5651 • Fax: (204) 944-5415 • Email: dcarefoot@agricoreunited.com • www.agricoreunited.com

SEC File No. 82-34725


POOL
Saskatchewan Wheat Pool Inc.


Agricore United

AGRICORE UNITED ACQUIRES LLOYDMINSTER JOINT VENTURE FROM SASKATCHEWAN WHEAT POOL

February 3, 2006 (Lloydminster, SK) – Agricore United and Saskatchewan Wheat Pool Inc. (Pool) announced today that Agricore United has agreed to purchase the Pool's 50 per cent interest in their jointly held Lloydminster Joint Venture (Lloydminster Terminal) with an expected closing date of February 22, 2006, subject to normal closing conditions. The transaction will be reflected in each company's respective quarter ending April 30, 2006.

In announcing its decision to divest of its joint venture interest, the Pool noted the economics of owning a grain elevator in the Saskatchewan-Alberta border city will change dramatically with the completion of a major ethanol plant that is expected to consume over 350,000 tonnes of grain annually. The Pool's full line of grain and agri-products services will be available to regional customers through alternate grain handling and agri-products facilities such as Unity and North Battleford, and through marketing representatives located at Maidstone and Neilburg, Saskatchewan and at a new AgPro marketing office in Vermilion, Alberta.

Agricore United's decision to acquire the Lloydminster Terminal adds to its ability to offer a full range of grain handling services and agri-products in Lloydminster as well as through its surrounding facilities at Paradise Hill and Maidstone, Saskatchewan and Paradise Valley, Marwayne and Vermilion, Alberta. The Lloydminster Terminal will also complement Agricore United's agreement to supply approximately 350,000 metric tonnes of grain annually for Husky Energy's new ethanol plant in that city.

The Lloydminster Terminal, originally built as a joint venture between Saskatchewan Wheat Pool and Alberta Wheat Pool, opened on August 12, 1994. The 15,600 tonne facility was constructed at a cost of $5.8 million. Agricore United assumed its 50 per cent interest in the terminal through the merger of United Grain Growers Limited and Agricore Cooperative Ltd. in 2001.

Saskatchewan Wheat Pool Inc. is a publicly traded agri-business headquartered in Regina, Saskatchewan. Anchored by a Prairie-wide grain handling and agri-products marketing network, the Pool channels Prairie production to end-use markets in North America and around the world. These operations are complemented by agri-food processing and strategic alliances, which allow the Pool to leverage its pivotal position between Prairie farmers and destination customers. The Pool's common shares are listed on the Toronto Stock Exchange under the symbol SWP.

Agricore United is one of Canada's leading agri-business with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada. Agricore United leverages its technology, facilities, services and logistics expertise to connect prairie-based agricultural customers to domestic and international end-use customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol AU.LV.

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For more information:

Ron Enns
Senior Vice President, Operations
Agricore United
Phone 204 944-5511
renns@agricoreunited.com

Susan Cline
Media Relations Contact
Saskatchewan Wheat Pool Inc.
Phone 306 569-6948
susan.cline@swp.com